Item 77C

Matters submitted to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of BNY Mellon Mid Cap Stock Fund (the "Fund"), a series of BNY Mellon Funds Trust, now known as "BNY Mellon Mid Cap Multi-Strategy Fund", was held on August 13, 2012. Out of a total of 103,734,764 Fund shares ("Shares") entitled to vote at the meeting, a total of 96,640,084 were represented at the Meeting, in person or by proxy.  The following matters were duly voted on by the holders of the Fund's outstanding shares:

1.  To approve the implementation of a "manager of managers" arrangement whereby BNY Mellon Fund Advisers, a division of The Dreyfus Corporation, the Fund's investment adviser (the "Adviser"), under certain circumstances, would be able to hire and replace unaffiliated sub-investment advisers for the Fund without obtaining shareholder approval.

	Shares
For	Against	Abstain
2,435,748	94,121,273	83,063

Proposal #1, therefore, was not approved by the Fund's shareholders.

2. To approve a sub-investment advisory agreement for the Fund between the Adviser and Robeco Investment Management, Inc.

	Shares
For	Against	Abstain
96,415,606	137,950	86,528

Proposal #2, therefore, was approved by the Fund's shareholders.